FORM 6-K

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Central Government on the recommendation of the Reserve Bank of India has vide notification dated September 9, 2020 as published in the weekly Gazette of India for September 6-12, 2020 received by ICICI Bank today, exempted ICICI Bank from the provisions of Section 19(2) of the Banking Regulation Act, 1949 with respect to shareholding above 30.0% in ICICI Lombard General Insurance Company Limited and ICICI Prudential Life Insurance Company Limited, for a period of three years from the date of the notification.

As previously announced by ICICI Lombard General Insurance Company Limited, it has proposed an acquisition of another general insurance business, which if consummated would result in ICICI Bank’s shareholding in ICICI Lombard General Insurance Company Limited reducing to less than 50.0%. The above exemption would facilitate compliance with the Banking Regulation Act.

The exemption during its operation may permit both ICICI Lombard General Insurance Company Limited and/or ICICI Prudential Life Insurance Company Limited to consider strategic options such as mergers and acquisitions or capital raise which have the potential of reducing the Bank’s shareholding. There are no current plans for the Bank to divest to less than 50.0% shareholding in ICICI Prudential Life Insurance Company Limited. There would be no impact on the current distribution arrangements.

It may be further mentioned that the above is unrelated to the Bank’s current assessment of its financial position and outlook. The Bank has stated in the past that based on its capital position, operating profits and provisions already made, the Bank expects to be well-able to absorb the stress arising out of the Covid-19 pandemic. Subsequently, the Bank has further strengthened its balance sheet by raising ₹ 150.00 billion of additional equity capital in August 2020.

This disclosure is being made pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Certain statements in this release relating to a future period of time (including inter alia concerning us or ICICI Lombard General Insurance Company Limited or ICICI Prudential Life Insurance Company Limited with respect to future business plans or growth prospects or strategic options including considering any mergers or acquisitions or capital raise) are forward - looking statements intended to qualify for the 'safe harbor' under applicable securities laws, including the U S Private Securities Litigation Reform Act of 1995. Such forward - looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward - looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non - performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, growth and expansion in business (including by way of mergers or acquisitions or raising capital to fund such growth or expansion), the adequacy of our allowance for credit losses, the actual growth in demand for banking or insurance products and services, investment income, cash flow projections, our exposure to market risks, continuation or earlier revocation of the exemption, timing of ensuring compliance within the period specified in the exemption, maintaining or reducing the shareholding, changes in regulatory requirements, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non - performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the time taken for economic activity to resume at normal levels after the pandemic, as well as other risks, including additional risks that could affect our future operating results, that are detailed in reports filed by us, including with the United States Securities and Exchange Commission www.sec.gov. Any forward - looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	September 14, 2020	By:	/s/ Prashant Mistry
			Name :	Prashant Mistry
			Title :	Chief Manager